UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
French Morning Media Group, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    July 21, 2017

Physical address of issuer
27 West 20th Street , Suite 800, New York, NY 10011

Website of issuer
frenchmorning.com

Current number of employees
10

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$388,122.00	$308,775.00
Cash & Cash Equivalents	$51,140.00	$29,039.00
Accounts Receivable	$252,215.00	$186,639.00
Short-term Debt	$206,409.00	$152,074.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$1,114,050	$1,118,779.00
Cost of Goods Sold	$116,367	$165,491.00
Taxes Paid	$65,937.00	$41,400.00
Net Income	-$51,225.00	-$84,627.00

April 29, 2020

FORM C-AR

French Morning Media Group, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by French Morning Media Group, Inc., a Delaware Corporation (the "C ompany," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at frenchmorning.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and

having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29,2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company s current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company s control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company s actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

French Morning Media Group, Inc. (the "Company") is a Delaware Corporation, formed on July 21, 2017. The Company is currently also conducting business under the name of Maudits Français, Frenchly, French Morning London, and French Morning.

The Company is located at 27 West 20th Street , Suite 800, New York, NY 10011.

The Company's website is frenchmorning.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

French Morning Media Group is an on line media company focused on building a community around meaningful news and content for Francophiles (defined as a person who has a strong liking or strong admiration for France or the French) and French expats around the world. The Company's three websites - frenchmorning.com, frenchly.us, and mauditsfrancais.ca- currently target French expats and Francophiles in the U.S. and in Montreal. The Company has three revenue streams: - (i)Advertising: from directory listings to customized campaigns. the Company offers a wide variety of services to assist advertisers in gaining leads and building brand awareness. The Company also has an integrated studio. French Morning Studio. which aims to help clients craft the story. media. and execution strategy for their campaigns through social media assets and/or video series. - (ii)Events: the Company organizes a wide range of events designed to bring its online content "offline" in order to deepen relationships with readers. Monetization of these events occurs through sponsorships and ticket sales. -(iii) E-commerce: the Company hosts an on line market that sells French goods such as foods, drinks, fashion, and health and beauty products in the U.S.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company s success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Emmanuel Saint-Martin who is CEO of the Company. The Company has or intends to enter into employment agreements with Emmanuel Saint-Martin although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Emmanuel Saint-Martin or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Emmanuel Saint-Martin in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Emmanuel Saint-Martin die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Our business could be adversely affected if there is a decline in advertising spending.
A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products;

(iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers 'willingness to purchase advertising time from the Company may be adversely affected by a decline in users for our content.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.
Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers 'spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers 'products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved media platforms and thus may be better equipped than us to develop and commercialize media platforms. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our media platform will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as freelance writers, photographers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain

or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company s products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and international locations.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers 'compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Changes in government regulation could adversely impact our business.

The internet industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our products are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our products are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances

such as DVRs, video-on-demand, online based content delivery, Blu-Ray players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

Piracy of the Company s content may decrease the revenues received from the sale of our content and adversely affect our businesses.
The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

We maintain and rely extensively on information technology systems anti network infrastructures for the effective operation of our business.
We also hold large amounts of data in various data center facilities upon which our business depends upon. A disruption, infiltration or failure of our information technology systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security and loss of critical data, which in tum could materially adversely affect our business. Our security procedures, such as virus protection software and our business continuity planning, such as our disaster recovery policies and back-up systems may not be

adequate or implemented properly to fully address the adverse effect of such events, which could adversely impact our operations,

Our business could be adversely affected to the extent we do not make the appropriate level of investment in our technology systems as our technology systems become out-of-date or obsolete and are not able to deliver the type of data integrity and reporting we need to run our business. Furthermore, when we implement new systems and or upgrade existing systems, we could be faced with temporary or prolonged disruptions that could adversely affect our business.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on July 21, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card

associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting our information/ these steps could reduce our operating margins.

In March and April 2018, our website suffered unauthorized intrusions in which customer data might have been accessed.
Although none of these breaches had a material adverse effect, this may not continue to be the case going forward. Following these attacks, we have taken additional steps designed to improve the security of our networks and computer systems. Despite these defensive measures, there can be no assurance that we are adequately protecting our information or that we will not continue to experience future violations.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We operate in virtually every part of the world and serve customers in more than 3 countries.
In 2018, approximately 10 % of our revenue was attributable to activities outside the U.S. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.
Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

French Morning Media Group is an on line media company focused on building a community around meaningful news and content for Francophiles (defined as a person who has a strong liking or strong admiration for France or the French) and French expats around the world. The Company's three websites - frenchmorning.com, frenchly.us, and mauditsfrancais.ca- currently target French expats and Francophiles in the U.S. and in Montreal. The Company has three revenue streams: - (i)Advertising: from directory listings to customized campaigns. the Company offers a wide

variety of services to assist advertisers in gaining leads and building brand awareness. The Company also has an integrated studio. French Morning Studio. which aims to help clients craft the story. media. and execution strategy for their campaigns through social media assets and/or video series. - (ii)Events: the Company organizes a wide range of events designed to bring its online content "offline" in order to deepen relationships with readers. Monetization of these events occurs through sponsorships and ticket sales. -(iii) E-commerce: the Company hosts an on line market that sells French goods such as foods, drinks, fashion, and health and beauty products in the U.S.

Business Plan

We build communities around our content with creativity. expertise and discipline across a wide variety of media platforms and engage consumers in many facets of their lives in order to be the "place to be" for all French people living abroad. as well as American people interested in France. By scaling at the international level and opening new editions. we will leverage our leading position in the U.S. market. offering a new audience to our current advertisers who are interested in "French expats." wherever they reside.

History of the Business

In October 2019 we raised capital through a crowdfunding campaign on MicroVentures. We raised $ 94,795 for 15,216 shares (3.06% of total).

The Company's Products and/or Services

Product / Service	Description	Current Market
French Morning	Frenchmorning.com targets French expats in the U.S. The site is presented in French and is organized into six local editions: New York, San Francisco, Los Angeles, Texas, Miami, and Washington D.C. The site is broken into several sections that offer French expats resources to stay up to date with U.S.-related current events and culture.	United States
Frenchly.us	Frenchly.us is published in English and is designed for American Francophiles. The site's material covers content revolving around French-related current events, entertainment, and food and travel guides. The site also includes an online market that allows Francophiles to purchase French prepared foods, drinks, and beauty products.	United States
Maudits Français	Mauditsfrancais.ca is published in French and targets French expats in Montreal. The site is structured similarly to French Morning, but the information is specifically centered around news and events set in Montreal.	Canada

French Morning London	French Morning London is published in French and targets French expats in London. The site is structured similarly to French Morning, but the information is specifically centered around news and events set in London.	UK

We have no new products in development.

Advertisements on our websites are sold exclusively by our in house sales force. Tickets for our events are sold through ticketing platforms and promoted on our website, newsletters, and social media networks.

Competition

The Company's primary competitors are France Amérique, Le Figaro, Le Monde, France Today, French District, Courrier International.

For advertising revenues, we compete with other niche publications, online and print, targeting French expats in the U.S. as well as other major French media brands targeting U.S. residents via IP targeting. Our e-commerce market competes with a few specialized markets selling French products, or international products.

Customer Base

Our customers are brands eager to connect with French people living abroad. They are primarily in the travel, finance, insurance, education, and real estate markets.

Intellectual Property

The Company is not dependent on any following intellectual property:

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, billing, e-commerce, promotions, quality of services, intellectual property ownership and infringement, tax, import and export requirements, data privacy requirements. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 27 West 20th Street , Suite 800, New York, NY 10011.

The Company conducts business in New York, Canada, and United Kingdom.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
French Morning LLC	Limited Liability Company	New York	May 7, 2009	100.0%
Maudites Editions Inc	C-Corporation	Montreal Canada	January 11, 2018	100.0%
French Morning London Limited	Limited Liability Company	London	February 26, 2010	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Emmanuel Saint-Martin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and Director of the Company since its founding in 2006.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO and Director of the Company since its founding in 2006.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Emmanuel Saint-Martin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and Director of the Company since its founding in 2006.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO and Director of the Company since its founding in 2006.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 10 employees in New York and London (UK).

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	422,923
Voting Rights	Majority of Common Stockholders entitled to vote to designate the board members.
Anti-Dilution Rights	None

Type of security	Preferred Stock
Amount outstanding	81,578
Voting Rights	No
Anti-Dilution Rights	N/A

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	Kabbage/Celtic Bank
Amount outstanding	$2,949.30
Interest rate and payment schedule	APR: 26.59 % 12 monthly payments with the following minimum payment: Months 1-6: $1,553.67 Months 7-12: $1,474.67
Amortization schedule	N/A
Describe any collateral or security	Lender has a security interest in (a) all tangible and intangible personal property of the Company, including, all accounts, deposit accounts, chattel paper, documents, equipment, general intangibles, instruments, inventory, investment property (including certificated and uncertificated securities, securities accounts, securities entitlements, commodity contracts and commodity accounts), letter of credit rights, commercial tort claims and as-extracted collateral ; (b) all patents, patent applications, trademarks, trade names, service marks, logos, copyrights, and other sources of business identifiers, and all registrations, recordings and applications with the USPTO and U.S. Copyright Office and all renewals, reissues and extensions thereof (collectively "IP"), together with any written agreement granting any right to use any IP; and (c) all accessions, attachments, accessories, parts, supplies and replacements, products, proceeds and collections with respect to the items described in (a) and (b) above, as those terms are defined in Article 9 of the UCC and all records and data relating thereto.
Maturity date	April 29, 2020
Other material terms	N/A

Type of debt	Line of credit
Name of creditor	Kabbage/Celtic Bank
Amount outstanding	$5,052.64
Interest rate and payment schedule	APR: 28.25 % 12 monthly payments with the following minimum payment: Months 1-6: $1,406.17 Months 7-12: $1,334.67
Amortization schedule	N/A
Describe any collateral or security	Lender has a security interest in (a) all tangible and intangible personal property of the Company, including, all accounts, deposit accounts, chattel paper, documents, equipment, general intangibles, instruments, inventory, investment property (including certificated and uncertificated securities, securities accounts, securities entitlements, commodity contracts and commodity accounts), letter of credit rights, commercial tort claims and as-extracted collateral ; (b) all patents, patent applications, trademarks, trade names, service marks, logos, copyrights, and other sources of business identifiers, and all registrations, recordings and applications with the USPTO and U.S. Copyright Office and all renewals, reissues and extensions thereof (collectively "IP"), together with any written agreement granting any right to use any IP; and (c) all accessions, attachments, accessories, parts, supplies and replacements, products, proceeds and collections with respect to the items described in (a) and (b) above, as those terms are defined in Article 9 of the UCC and all records and data relating thereto.
Maturity date	July 10, 2020
Other material terms	N/A

Type of debt	Line of credit
Name of creditor	Kabbage/Celtic Bank
Amount outstanding	$5,371.00
Interest rate and payment schedule	APR: 28.16% 12 monthly payments with the following minimum payment: Months 1-6: $1,209.50 Months 7-12: $1,148.00
Amortization schedule	N/A
Describe any collateral or security	Lender has a security interest in (a) all tangible and intangible personal property of the Company, including, all accounts, deposit accounts, chattel paper, documents, equipment, general intangibles, instruments, inventory, investment property (including certificated and uncertificated securities, securities accounts, securities entitlements, commodity contracts and commodity accounts), letter of credit rights, commercial tort claims and as-extracted collateral ; (b) all patents, patent applications, trademarks, trade names, service marks, logos, copyrights, and other sources of business identifiers, and all registrations, recordings and applications with the USPTO and U.S. Copyright Office and all renewals, reissues and extensions thereof (collectively "IP"), together with any written agreement granting any right to use any IP; and (c) all accessions, attachments, accessories, parts, supplies and replacements, products, proceeds and collections with respect to the items described in (a) and (b) above, as those terms are defined in Article 9 of the UCC and all records and data relating thereto.
Maturity date	August 9, 2020
Other material terms	N/A

Type of debt	Line of credit
Name of creditor	Kabbage/Celtic Bank
Amount outstanding	$6,187.98
Interest rate and payment schedule	APR: 28.08 % 12 monthly payments with the following minimum payment: Months 1-6: $1,170.17 Months 7-12: $1,110.67
Amortization schedule	N/A
Describe any collateral or security	Lender has a security interest in (a) all tangible and intangible personal property of the Company, including, all accounts, deposit accounts, chattel paper, documents, equipment, general intangibles, instruments, inventory, investment property (including certificated and uncertificated securities, securities accounts, securities entitlements, commodity contracts and commodity accounts), letter of credit rights, commercial tort claims and as-extracted collateral ; (b) all patents, patent applications, trademarks, trade names, service marks, logos, copyrights, and other sources of business identifiers, and all registrations, recordings and applications with the USPTO and U.S. Copyright Office and all renewals, reissues and extensions thereof (collectively "IP"), together with any written agreement granting any right to use any IP; and (c) all accessions, attachments, accessories, parts, supplies and replacements, products, proceeds and collections with respect to the items described in (a) and (b) above, as those terms are defined in Article 9 of the UCC and all records and data relating thereto.
Maturity date	September 9, 2020
Other material terms	N/A

Type of debt	Line of credit
Name of creditor	Kabbage/Celtic Bank
Amount outstanding	$8,011.64
Interest rate and payment schedule	APR: 26.73% 12 monthly payments with the following minimum payment: Months 1-6: $1,130.84 Months 7-12: $1,073.34
Amortization schedule	N/A
Describe any collateral or security	Lender has a security interest in (a) all tangible and intangible personal property of the Company, including, all accounts, deposit accounts, chattel paper, documents, equipment, general intangibles, instruments, inventory, investment property (including certificated and uncertificated securities, securities accounts, securities entitlements, commodity contracts and commodity accounts), letter of credit rights, commercial tort claims and as-extracted collateral ; (b) all patents, patent applications, trademarks, trade names, service marks, logos, copyrights, and other sources of business identifiers, and all registrations, recordings and applications with the USPTO and U.S. Copyright Office and all renewals, reissues and extensions thereof (collectively "IP"), together with any written agreement granting any right to use any IP; and (c) all accessions, attachments, accessories, parts, supplies and replacements, products, proceeds and collections with respect to the items described in (a) and (b) above, as those terms are defined in Article 9 of the UCC and all records and data relating thereto.
Maturity date	October 30, 2020
Other material terms	N/A

Type of debt	Line of credit
Name of creditor	Kabbage/Celtic Bank
Amount outstanding	$10,255.00
Interest rate and payment schedule	APR: 25.84% 12 monthly payments with the following minimum payment: Months 1-6: $1,268.50 Months 7-12: $1,204.00
Amortization schedule	N/A
Describe any collateral or security	Lender has a security interest in (a) all tangible and intangible personal property of the Company, including, all accounts, deposit accounts, chattel paper, documents, equipment, general intangibles, instruments, inventory, investment property (including certificated and uncertificated securities, securities accounts, securities entitlements, commodity contracts and commodity accounts), letter of credit rights, commercial tort claims and as-extracted collateral ; (b) all patents, patent applications, trademarks, trade names, service marks, logos, copyrights, and other sources of business identifiers, and all registrations, recordings and applications with the USPTO and U.S. Copyright Office and all renewals, reissues and extensions thereof (collectively "IP"), together with any written agreement granting any right to use any IP; and (c) all accessions, attachments, accessories, parts, supplies and replacements, products, proceeds and collections with respect to the items described in (a) and (b) above, as those terms are defined in Article 9 of the UCC and all records and data relating thereto.
Maturity date	November 23, 2020
Other material terms	N/A

Type of debt	Line of credit
Name of creditor	Kabbage/Celtic Bank
Amount outstanding	$11,700.00
Interest rate and payment schedule	APR: 27.70% 12 monthly payments with the following minimum payment: Months 1-6: $1,475.00 Months 7-12: $1,400.00
Amortization schedule	N/A
Describe any collateral or security	Lender has a security interest in (a) all tangible and intangible personal property of the Company, including, all accounts, deposit accounts, chattel paper, documents, equipment, general intangibles, instruments, inventory, investment property (including certificated and uncertificated securities, securities accounts, securities entitlements, commodity contracts and commodity accounts), letter of credit rights, commercial tort claims and as-extracted collateral ; (b) all patents, patent applications, trademarks, trade names, service marks, logos, copyrights, and other sources of business identifiers, and all registrations, recordings and applications with the USPTO and U.S. Copyright Office and all renewals, reissues and extensions thereof (collectively "IP"), together with any written agreement granting any right to use any IP; and (c) all accessions, attachments, accessories, parts, supplies and replacements, products, proceeds and collections with respect to the items described in (a) and (b) above, as those terms are defined in Article 9 of the UCC and all records and data relating thereto.
Maturity date	December 6, 2020
Other material terms	N/A

Type of debt	Credit Card
Name of creditor	Chase
Amount outstanding	$13,578.86
Interest rate and payment schedule	APR: 14.74% Minimum Payment Due: $323.00
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Invoice Factoring
Name of creditor	Fundbox
Amount outstanding	$0.00
Interest rate and payment schedule	Payments made over 12 or 24 weekly payments with a fee per transaction.
Amortization schedule	N/A
Describe any collateral or security	Open Invoice
Maturity date	N/A
Other material terms	N/A

Type of debt	Line of credit
Name of creditor	Kabbage/Celtic Bank
Amount outstanding	$9,755.66
Interest rate and payment schedule	APR: 28.09% 12 monthly payments with the following minimum payment: Months 1-6: $1,111.17 Months 7-12: $1,054.67
Amortization schedule	N/A
Describe any collateral or security	Lender has a security interest in (a) all tangible and intangible personal property of the Company, including, all accounts, deposit accounts, chattel paper, documents, equipment, general intangibles, instruments, inventory, investment property (including certificated and uncertificated securities, securities accounts, securities entitlements, commodity contracts and commodity accounts), letter of credit rights, commercial tort claims and as-extracted collateral ; (b) all patents, patent applications, trademarks, trade names, service marks, logos, copyrights, and other sources of business identifiers, and all registrations, recordings and applications with the USPTO and U.S. Copyright Office and all renewals, reissues and extensions thereof (collectively "IP"), together with any written agreement granting any right to use any IP; and (c) all accessions, attachments, accessories, parts, supplies and replacements, products, proceeds and collections with respect to the items described in (a) and (b) above, as those terms are defined in Article 9 of the UCC and all records and data relating thereto.
Maturity date	January 8, 2021
Other material terms	N/A

Type of debt	Line of credit
Name of creditor	Kabbage/Celtic Bank
Amount outstanding	$10,506.00
Interest rate and payment schedule	APR: 26.60% 12 monthly payments with the following minimum payment: Months 1-6: $1,003.00 Months 7-12: $952.00
Amortization schedule	N/A
Describe any collateral or security	Lender has a security interest in (a) all tangible and intangible personal property of the Company, including, all accounts, deposit accounts, chattel paper, documents, equipment, general intangibles, instruments, inventory, investment property (including certificated and uncertificated securities, securities accounts, securities entitlements, commodity contracts and commodity accounts), letter of credit rights, commercial tort claims and as-extracted collateral ; (b) all patents, patent applications, trademarks, trade names, service marks, logos, copyrights, and other sources of business identifiers, and all registrations, recordings and applications with the USPTO and U.S. Copyright Office and all renewals, reissues and extensions thereof (collectively "IP"), together with any written agreement granting any right to use any IP; and (c) all accessions, attachments, accessories, parts, supplies and replacements, products, proceeds and collections with respect to the items described in (a) and (b) above, as those terms are defined in Article 9 of the UCC and all records and data relating thereto.
Maturity date	February 28, 2020
Other material terms	N/A

Type of debt	Credit Card
Name of creditor	American Express
Amount outstanding	$30,004.45
Interest rate and payment schedule	APR: 29.99%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

The total amount of outstanding debt of the company is $113,369.04

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	58,655	$295,000.00	Opening of new editions in Montreal and London	August 2, 2017	Regulation CF
Preferred Stock	15,216	$95,860.00	New staff (advertising sales and video production)	July 19, 2019	Regulation CF

Ownership

A majority of the Company is owned by Emmanuel Saint-Martin (60.39%) and Once4You LLC (20.13%).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Emmanuel Saint-Martin	60.4%
Once4You LLC	20.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Net sales rose 39.40% over the past year. This was driven by an increase in sales of advertising and revenues from events. Most of the growth in revenue is due to better performance of existing sales employee, and the addition of new sales rep, in California and in New York.

The Company intends to keep growing in the next 12 months by continuing to increase ad sales revenues in existing markets and add new markets. Revenues for non advertising sales (events) will continue to be a priority.

Liquidity and Capital Resources

On August 2, 2017 the Company conducted an offering pursuant to Regulation CF and raised $295,000.00.

On July 19, 2019 the Company conducted an offering pursuant to Regulation CF and raised $95,860.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

The COVID-19 crisis has affected our business. On the revenue side, we saw a sharp drop starting mid-March as most companies stopped or reduced advertising.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Emmanuel Saint-Martin

(Signature)

Emmanuel Saint-Martin

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Emmanuel Saint-Martin

(Signature)

Emmanuel Saint-Martin

(Name)

CEO

(Title)

4/29/20

(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Emmanuel Saint-Martin, being the founder of French Morning Media Group, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Emmanuel Saint-Martin

(Signature)

Emmanuel Saint-Martin

(Name)

CEO

(Title)

4/29/20

(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

French Morning Media Group
Consolidated Profit and Loss
2019

	USD
Income	
Sales	1,353,634
Refunds/Discounts	(239,584)
Total Income	**1,114,050**
Cost of Goods Sold	
Journalists	3,646
Podcasts	7,041
Commissions	20,200
Design	11,674
Web Hosting	29,915
Writers	88,891
Total Cost of Goods Sold	**161,367**
Gross Profit	**952,683**
Expenses	
Payroll Expenses	538,783
Event expenses	112,064
Outside Contractors	58,723
Rent Expense	72,349
Storage	341
Bad Debt	5,452
Legal Fees	28,922
Software	34,125
Travel Expense	26,669
Local Travel	4,843
Telephone and Cable	11,202
Advertising & Marketing Expense	6,644
Insurance Expense	17,140
Office Expenses	7,124
Interest Expense	37,836
Meals and Entertainment	6,476
Small Equipment	2,710
Accounting	8,478
Office Supplies	3,549
Bank Service Charges	5,050
Dues and Subscriptions	2,751
Merchant Fees	9,402
Research and Development	497
Depreciation	-
Taxes and Licenses	6,835
Donations	100
Repairs and Maintenance	-
Shipping and Delivery	259
Computer and Internet Expenses	122
Uniforms	-
Postage and Delivery	341
Automobile Expense	62
Total Expenses	**1,008,849**
Net Operating Income	**(56,166)**
Other Income	
Exchange Gain or Loss	4,941
Total Other Income	**4,941**
Net Income	**(51,225)**
	-

French Morning Media Group					
Consolidated Balance Sheet					
2019					
	USD				
ASSETS					
Current Assets					
Cash And Cash Equivalents	51,140				
Other Loans	2,000				
Accounts Receivable	252,215				
Total Current Assets	**305,355**				
Other Assets					
Security Deposit	7,000				
Fixed Assets, net	39				
Goodwill	75,728				
Total Other Assets	**82,767**				
TOTAL ASSETS	**388,122**				
LIABILITIES AND EQUITY					
Liabilities					
Current Liabilities					
Accounts Payable	24,984				
Credit Cards	46,873				
Payroll Liabilities	9,945				
Loans	124,607				
Total Current Liabilities	**206,409**				
Total Liabilities	**206,409**				
Equity					
Capital Stock	347,814				
Paid In Capital	(41,543)				
Retained Earnings	(73,333)				
Net Income	(51,225)				
Total Equity	**181,713**				
TOTAL LIABILITIES AND EQUITY	**388,122**				
	-				
	-				

	FM LLC	FMMG	Maudites	FM London	Journal Entries	Consolidated		
ASSETS								
Current Assets								
Cash And Cash Equivalents	18,288	9	2,215	30,628		51,140		
Accounts Receivable	215,797	-	8,013	28,405		252,215		
Deposit Paid	-	-	-	-		-		
Inventory Asset	-	-	-	-		-		
Total Current Assets	234,085	9	10,228	59,033	-	303,355		
						-		
Fixed Assets						-		
Fixed Assets, net	-	-	-	39		39		
Total Fixed Assets	-	-	-	39	-	39		
						-		
Other Assets						-		
Investment In FM London	24,053		-		(24,053)	-		
Investment In Maudites Editions	38,962		-		(38,962)	-		
Loan to French Morning Media Group	9,200		-		(9,200)	-		
Investment In FM LLC		281,875	-	-	(281,875)	-		
Investment In FM London		47,178	-	-	(47,178)	-		
Investment In Maudites Editions		33,262	-	-	(33,262)	-		
Other Loans	2,000	-	-	-	-	2,000		
Goodwill	75,728	-	-	-		75,728		
Security Deposit	7,000	-	-	-		7,000		
Total Other Assets	156,943	362,315	-	-	(434,530)	84,728		
TOTAL ASSETS	391,028	362,324	10,228	59,072	(434,530)	388,122		
						-		
LIABILITIES AND EQUITY								
Liabilities								
Current Liabilities								
Accounts Payable	19,141	-	2,303	3,540	-	24,984		
Credit Cards	46,873	-				46,873		
Payroll Liabilities	7,070	-	-	2,875		9,945		
Loan From FMN	-	52,015	-	-	(52,015)	-		
Due to/from French Morning			54,913	-	(54,913)	-		
Loans	124,607	-	-	-		124,607		
Total Current Liabilities	197,691	52,015	57,216	6,415	(106,928)	206,409		
Long-Term Liabilities						-		
Deposits Received	-	-	-	-	-	-		
Total Long-Term Liabilities	-	-	-	-	-	-		
Total Liabilities	197,691	52,015	57,216	6,415	(106,928)	206,409		
Equity								
French Morning Media Group	291,000	-	-	-	(332,543)	(41,543)		
Capital Stock	-	347,737	77	-		347,814		
Retained Earnings	(97,663)	(37,428)	(47,065)	52,657	4,941	(124,558)		
Total Equity	193,337	310,309	(46,988)	52,657	(327,602)	181,713		
TOTAL LIABILITIES AND EQUITY	391,028	362,324	10,228	59,072	(434,530)	388,122		
	-	-	-	-		-		

	FM LLC	FM Inc	Maudites	FM London	Journal Entries	Consolidated		
Income								
Sales	1,166,721	-	56,323	130,590		1,353,634		
Refunds/Discounts	(208,178)	-	(8,293)	(23,113)		(239,584)		
Total Income	958,543	-	48,030	107,477	-	1,114,050		
Cost of Goods Sold								
Journalists	3,646	-	-	-		3,646		
Podcasts	7,041	-	-	-		7,041		
Commissions	20,200	-	-	-		20,200		
Suppliers	-	-	-	-		-		
Design	11,674	-	-	-		11,674		
TV Production	-	-	-	-		-		
Web Hosting	29,915	-	-	-		29,915		
Writers	88,891	-	-	-		88,891		
Total Cost of Goods Sold	161,367	-	-	-	-	161,367		
Gross Profit	797,176	-	48,030	107,477	-	952,683		
			-	-	-			
Expenses			-	-	-			
Advertising & Marketing Expense	6,644	-	-	-		6,644		
Automobile Expense	62	-	-	-		62		
Bank Service Charges	4,525	229	164	132		5,050		
Donations	100	-	-	-		100		
Uniforms	-	-	-	-		-		
Computer and Internet Expenses	122	-	-	-		122		
Dues and Subscriptions	2,408	-	343	-		2,751		
Event expenses	112,014	50	-	-		112,064		
Insurance Expense	17,140	-	-	-		17,140		
Interest Expense	37,836	-	-	-		37,836		
Legal Fees	24,979	-	3,943	-		28,922		
Taxes and Licenses	2,099	4,736	-	-		6,835		
Local Travel	4,843	-	-	-		4,843		
Meals and Entertainment	6,321	19	-	136		6,476		
Office Supplies	3,548	1	-	-		3,549		
Outside Contractors	30,239	-	28,484	-		58,723		
Merchant Fees	9,402	-	-	-		9,402		
Payroll Expenses	420,008	-	32,462	86,313		538,783		
Postage and Delivery	341	-	-	-		341		
Accounting	8,478	-	-	-		8,478		
Rent Expense	72,348	-	-	1		72,349		
Repairs and Maintenance	-	-	-	-		-		
Storage	341	-	-	-		341		
Bad Debt	5,452	-	-	-		5,452		
Research and Development	497	-	-	-		497	Bad Debt	
Shipping and Delivery	259	-	-	-		259		
Small Equipment	2,710	-	-	-		2,710		
Software	34,125	-	-	-		34,125		
Telephone and Cable	11,202	-	-	-		11,202		
Travel Expense	26,326	1	-	342		26,669		
Depreciation	-	-	-	-		-		
Office Expenses	7,124	-	-	-		7,124		
	-	-	-	-		-		
	-	-	-	-		-		
Total Expenses	851,493	5,036	65,396	86,924	-	1,008,849		
Net Operating Income	(54,317)	(5,036)	(17,366)	20,553	-	(56,166)		
Other Income								
Exchange Gain or Loss					4,941	4,941		
Other Ordinary Income						-		
Total Other Income	-	-	-	-	4,941	4,941		
Net Income	(54,317)	(5,036)	(17,366)	20,553	4,941	(51,225)		
	4	(0)	(1)	(1)				

French Morning London Limited
Balance Sheet
As of December 31, 2019

	Total		USD		Exchange Rate	0.753721
Fixed Asset						
Tangible assets						
Computer equipment additions at cost		29.30	$	38.87	Fixed Assets, net	
Total Tangible assets	£	29.30	£	38.87	Cash And Cash Equivalent Accounts R	
Total Fixed Asset	£	29.30	£	38.87	Accounts Receivable	Cash And C
Cash at bank and in hand			$	-	Deposit Paid	
HSBC Account (2931)		49,090.61	$	65,131.01	Cash And Cash Equivalents	Due to/fror
Revolt		-23,670.81	$	(31,405.27)	Cash And Cash Equivalents	Accounts Pa
Total Cash at bank and in hand	£	25,419.80	£	33,725.74		Due to/fror
Debtors			$	-		
Debtors		21,409.70	$	28,405.34	Accounts Receivable	Inventory Asset
Total Debtors	£	21,409.70	£	28,405.34		
Current Assets			$	-		
Uncategorised Asset		-2,850.00	$	(3,781.24)	Cash And Cash Equivalents	
Undeposited Funds		514.50	$	682.61	Cash And Cash Equivalents	French Morning Media Gr Capital Stoc
Total Current Assets	-£	2,335.50	-£	3,098.63	Capital Stock	French Mor
Net current assets	£	44,494.00	£	59,032.45	Retained Earnings	Retained E
Creditors: amounts falling due within one year			$	-	Net Income	
Current Liabilities			$	-		
Corporation tax payable		-776.40	$	(1,030.09)	Accounts Payable	
Payroll Liabilities			$	-		
HMRC		3,393.06	$	4,501.75	Payroll Liabilities	
Pension		-1,226.27	$	(1,626.95)	Payroll Liabilities	
Total Payroll Liabilities	£	2,166.79	£	2,874.79		
VAT Control		7,773.06	$	10,312.91	Accounts Payable	
VAT Suspense		-4,328.65	$	(5,743.04)	Accounts Payable	
Total Current Liabilities	£	4,834.80				
Total Creditors: amounts falling due within one year	£	4,834.80				
Net current assets (liabilities)	£	39,659.20				
Total assets less current liabilities	£	39,688.50				
Total net assets (liabilities)	£	39,688.50	$			
Capital and Reserves			$	-		
Retained Earnings		18,688.61	$	24,795.13	Retained Earnings	Retained Earnings
Retained profit balance forward account		2,238.37	$	2,969.76	Retained Earnings	
Profit for the year		18,761.52	$	24,891.86	Retained Earnings	
Total Capital and Reserves	£	39,688.50	£	52,656.75		

French Morning London

Profit and Loss

January - December 2019

	Total	USD		2019
			Exchange Rate	0.784
Income				
Discounts given	(18,120)	(23,113)	Refunds/Discounts	
Sales	102,382	130,590	Sales	
Total Income	**84,262**	**107,477**		
Gross Profit	**84,262**	**107,477**		
Expenses				
Bank charges	104	132	Bank Service Charges	
Entertaining	106	136	Meals and Entertainment	
Payroll Expenses		-		
Pension	1,200	1,531	Payroll Expenses	
Taxes	12,304	15,694	Payroll Expenses	
Wages	54,165	69,088	Payroll Expenses	
Total Payroll Expenses	**67,669**	**86,313**		
Rent	0	1	Rent Expense	
Travelling expenses	268	342	Travel Expense	
Total Expenses	**68,148**	**86,923**		
Net Operating Income	**16,114**	**20,554**		
Net Income	**16,114**	**20,554**		

Friday, Apr 24, 2020 04:28:14 PM GMT+1 - Accrual Basis

French Morning
Profit and Loss
January - December 2019

	Total	
Income		
Advertising Income	793,301.83	Sales
Content Income	15,000.00	Sales
Discounts given	-208,178.36	Refunds/Discounts
Event Income	236,786.24	Sales
Le Marche	1,318.09	Sales
Online sales	35.70	Sales
Production Income	22,000.00	Sales
Refund	113.85	Sales
Sales of Books	450.09	Sales
Sales of Product Income	342.00	Sales
Services	97,355.96	Sales
Ticket Sale Income	16.99	Sales
Total Income	**$ 958,542.39**	
Cost of Goods Sold		
Ad Commission	20,200.00	Commissions
Design	11,674.49	Design
Journalist/Video Production	3,646.48	Journalists
Podcasts	7,041.02	Podcasts
Web Hosting, Maint and Devel.	29,915.05	Web Hosting
Website Design	1,279.07	Writers
Writer	77,379.38	Writers
Writers ENGLISH	10,232.37	Writers
Total Writer	**$ 87,611.75**	
Total Cost of Goods Sold	**$ 161,367.86**	
Gross Profit	**$ 797,174.53**	
Expenses		
Advertising & Marketing Expense	6,646.58	Advertising & Marketing Expense
Automobile Expense	62.00	Automobile Expense
Bad Debt	5,452.00	Bad Debt
Bank Service and CCard Charges	4,458.99	Bank Service Charges
Charity / Donations	100.00	Donations
Computer and Internet Expenses	121.98	Computer and Internet Expenses
Credit Card Fees	66.12	Bank Service Charges
Credit Card Interest	6,936.95	Interest Expense
Dues and Subscriptions	2,408.00	Dues and Subscriptions
Event expenses	112,014.42	Event expenses
Insurance Expense		
DI	2,933.02	Insurance Expense
Health Insurance	12,087.57	Insurance Expense
Liability Insurance	539.21	Insurance Expense
Workers Comp	1,580.01	Insurance Expense
Total Insurance Expense	**$ 17,139.81**	
Interns Allowance	1,810.18	Outside Contractors
Legal	17,840.45	Legal Fees
Licenses/ Permits/ Fees	599.00	Taxes and Licenses
Local Travel	4,843.17	Local Travel
Meals and Entertainment	6,320.74	Meals and Entertainment
Office Supplies	3,548.17	Office Supplies
Outside Prof Services	3,067.91	Outside Contractors
Outside Serv Non US Residents	25,361.05	Outside Contractors
PayPal Fees	1,898.11	Merchant Fees
Payroll Expenses		
Salaries and Wages	10,512.00	Payroll Expenses
Taxes	49,559.53	Payroll Expenses
Wages	359,936.37	Payroll Expenses
Total Payroll Expenses	**$ 420,007.90**	
Postage and Delivery	340.64	Postage and Delivery
Printing and Reproduction	6,545.64	Office Expenses
Professional Fees		
Accounting	8,477.50	Accounting
Legal Fees	7,138.60	Legal Fees
Total Professional Fees	**$ 15,616.10**	
QuickBooks Payments Fees	7,504.23	Merchant Fees
Reimbursements	578.74	Office Expenses
Rent Expense	72,347.94	Rent Expense
Research and Development	496.58	Research and Development
Shipping and Delivery	258.93	Shipping and Delivery
Small Equipment	2,710.02	Small Equipment
Software	34,125.05	Software
Storage	341.42	Storage
Taxes	1,500.00	Taxes and Licenses
Telephone and Cable	11,201.55	Telephone and Cable
Travel Expense	26,007.26	Travel Expense
Travel Meal	318.67	Travel Expense
Total Expenses	**$ 820,596.30**	
Net Operating Income	**-$ 23,421.77**	
Other Expenses		
Unrealized Gain or Loss	0.00	
Interest Expense	30,898.99	Interest Expense
Total Other Expenses	**$ 30,898.99**	
Net Other Income	**-$ 30,898.99**	
Net Income	**-$ 54,320.76**	

French Morning Media Group
Profit and Loss
January - December 2018

	Total					
Ordinary Income/Expense						
Expense						
Bank Service Charges	229.00	Bank Service Charges				
Event expense	50.00	Event expenses				
Meals and Entertainment	19.44	Meals and Entertainment				
Office Supplies	1.34	Office Supplies				
Tax Expense						
DE	450.00	Taxes and Licenses				
NY	2,411.00	Taxes and Licenses				
NYC	1,875.00	Taxes and Licenses				
Total Tax Expense	4,736.00					
Total Expense	5,035.78					
Net Ordinary Income	-5,035.78					
Net Income	**-5,035.78**					

Maudites Editions
Profit and Loss
January - December 2019

	CAD	USD		Exchange Rate	Avg
	janv. - déc. 2019				1.327
REVENUS					
70000 Revenus	$ 73,630.00	$ 55,486.06	Sales		
70100 Events	$ 1,110.76	$ 837.05	Sales		
70910 Rabais ou remboursements accordés	$ (11,004.32)	$ (8,292.63)	Refunds/Discounts		
75000 Autres produits	$ -	$ -	Sales		
Total des revenus	**$ 63,736.44**	**$ 48,030.47**			
COÛT DES MARCHANDISES VENDUES					
60400 Piges	$ 27,790.03	$ 20,942.00	Outside Contractors		
60401 Publicité/Promotion	$ -	$ -	Advertising & Marketing Expense		
Total du coût des marchandises vendues	**$ 27,790.03**	**$ 20,942.00**			
PROFIT BRUT	**$ 35,946.41**	**$ 27,088.48**			
DÉPENSES					
60630 Autres Fournitures	$ -	$ -			
61300 Loyers	$ 5,232.00	$ 3,942.73	Legal Fees		
62200 Frais juridiques et professionnels	$ 10,008.00	$ 7,541.82	Outside Contractors		
62510 Déplacement	$ -	$ -			
62600 Télécommunications	$ -	$ -			
64110 Salaires	$ 38,526.10	$ 29,032.48	Payroll Expenses		
64111 Vacances	$ 562.68	$ 424.02	Payroll Expenses		
64510 AE employeur	$ 615.81	$ 464.06	Payroll Expenses		
64511 RRQ employeur	$ 1,942.86	$ 1,464.10	Payroll Expenses		
64512 FSS employeur	$ 718.84	$ 541.70	Payroll Expenses		
64513 RQAP employeur	$ 309.01	$ 232.86	Payroll Expenses		
64514 CNESST	$ 401.27	$ 302.39	Payroll Expenses		
65100 Logiciels et abonnements	$ 455.00	$ 342.88	Dues and Subscriptions		
Frais bancaires	$ 218.13	$ 164.38	Bank Service Charges		
Total des dépenses	**$ 58,989.70**	**$ 44,453.43**			
PROFIT	**$ (23,043.29)**	**$ (17,364.95)**			

French Morning
Balance Sheet
As of December 31, 2018

	Total					
	As of Dec 31, 2019					
ASSETS						
Current Assets						
Bank Accounts						
Barter Account	12,000.00	Cash And Cash Equivalents				
Chase	6,287.98	Cash And Cash Equivalents				
Total Bank Accounts	$ 18,287.98					
Accounts Receivable						
Accounts Receivable	215,797.19	Accounts Receivable				
Total Accounts Receivable	$ 215,797.19					
Other Current Assets						
Investment In FM London	32,052.86	Investment In FM London				
Investment In Maudites Editions	38,961.90	Investment In Maudites Editions				
Loan to French Morning London	-8,000.00	Investment In FM London				
Loan to French Morning Media Group	9,200.12	Loan to French Morning Media Group				
Repayment						
Salary Advance Repayment	2,000.00	Other Loans				
Total Repayment	$ 2,000.00					
Undeposited Funds	0.00					
Total Other Current Assets	$ 74,214.88					
Total Current Assets	$ 308,300.05					
Fixed Assets						
Accumulated Depreciation	-9,177.89	Fixed Assets, net				
Computers	5,796.46	Fixed Assets, net				
Furniture	3,381.43	Fixed Assets, net				
Total Fixed Assets	$ 0.00					
Other Assets						
Goodwill	93,684.80	Goodwill				
Amortization Accumulated	-17,957.00	Goodwill				
Total Goodwill	$ 75,727.80					
Security Deposit	7,000.00	Security Deposit				
Total Other Assets	$ 82,727.80					
TOTAL ASSETS	$ 391,027.85					
LIABILITIES AND EQUITY						
Liabilities						
Current Liabilities						
Accounts Payable						
Accounts Payable	19,140.00	Accounts Payable				
Total Accounts Payable	$ 19,140.00					
Credit Cards						
American Express Business	32,964.31	Credit Cards				
Chase Credit Card	13,908.96	Credit Cards				
Total Credit Cards	$ 46,873.27					
Other Current Liabilities						
Loan Payable						
Fundbox Invoice Advances	23,953.96	Loans				
Kabbage Loan	79,590.38	Loans				
Loan from Eric Draghi	10,000.00	Loans				
Total Loan Payable	$ 113,544.34					
Payroll Liabilities	0.00					
CA PIT / SDI	590.91	Payroll Liabilities				
Federal Taxes (941/944)	4,437.27	Payroll Liabilities				
Federal Unemployment (940)	293.69	Payroll Liabilities				
NYS Employment Taxes	900.32	Payroll Liabilities				
NYS Income Tax	847.86	Payroll Liabilities				
Total Payroll Liabilities	$ 7,070.05					
Total Other Current Liabilities	$ 120,614.39					
Total Current Liabilities	$ 186,627.66					
Long-Term Liabilities						
Loan from ESM	11,063.06	Loans				
Total Long-Term Liabilities	$ 11,063.06					
Total Liabilities	$ 197,690.72					
Equity						
French Morning Media Group	291,000.00	French Morning Media Group				
Members Equity	-43,342.11	Retained Earnings				
Net Income	-54,320.76	Retained Earnings				
Total Equity	$ 193,337.13					
TOTAL LIABILITIES AND EQUITY	$ 391,027.85					

Maudites Editions
Balance Sheet
As of December 31, 2019

	En date du déc. 31 2019	USD		Exchange Rate	1.3	
ACTIFS						
Actifs à court terme						
Trésorerie						Cash And Cash Equivalents
51200 Versants du mont Royal (-PCA)	$ 2,879.63	2,215.10	Cash And Cash Equivalents			Accounts Receivable
Total Trésorerie	$ 2,879.63	2,215.10				Deposit Paid
Comptes clients (CC)						Inventory Asset
41100 Comptes clients	$ 10,416.73	8,012.87	Accounts Receivable			
Total Comptes clients (CC)	$ 10,416.73	8,012.87				
Total Actifs à court terme	$ 13,296.36	10,227.97				
Total des actifs	$ 13,296.36	10,227.97				
OBLIGATIONS ET CAPITAL						Accounts Payable
Obligations						Credit Cards
Passif à court terme						Payroll Liabilities
Comptes fournisseurs						Loan From FMN
40100 Comptes fournisseurs (CF)	$ -	0.00	Accounts Payable			Loans
Total Comptes fournisseurs	$ -	0.00				
42100 Obligations salariales	$ -	0.00	Payroll Liabilities			
42800 Vacances à payer	$ -	0.00	Payroll Liabilities			
43800 Sommes à remettre à l'Etat (ne plus utiliser)	$ -	0.00	Payroll Liabilities			French Mo
44561 TPS/TVH TVQ à payer	$ 2,994.00	2,303.08	Accounts Payable			Capital Sto
45510 Interco French Morning	$ 71,387.41	54,913.39	Due to/from French Morning			Retained E
Total Passif à court terme	$ 74,381.41	57,216.47				
Total des obligations	$ 74,381.41	57,216.47				
Capital						
10100 Capital d'ouverture	$ 100.00	76.92	Capital Stock			
Bénéfices non répartis	$ (38,141.76)	-29,339.82	Retained Earnings			
Bénéfice de l'année	$ (23,043.29)	-17,725.61	Retained Earnings			
Total Capital	$ (61,085.05)	(46,968.50)				
Total des obligations et du capital	$ 13,296.36	10,227.97				
	$ -					

French Morning Media Group
Balance Sheet
As of December 31, 2018

	Total	
ASSETS		
Current Assets		
Checking/Savings		
Chase Checking 8532	9.36	Cash And Cash Equivalents
Total Checking/Savings	9.36	
Total Current Assets	9.36	
Other Assets		
Investment In FM LLC	281,874.89	Investment In FM LLC
Investment In FM London	47,177.70	Investment In FM London
Investment In Mauclites Editions	33,261.90	Investment In Mauclites Editions
Total Other Assets	362,314.49	
TOTAL ASSETS	362,323.85	
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Loan From FMN	52,014.88	Loan From FMN
Total Other Current Liabilities	52,014.88	
Total Current Liabilities	52,014.88	
Total Liabilities	52,014.88	
Equity		
Capital Stock	347,737.26	**Capital Stock**
Retained Earnings	-32,392.51	Retained Earnings
Net Income	-5,035.78	Retained Earnings
Total Equity	310,308.97	
TOTAL LIABILITIES & EQUITY	362,323.85	
	$ -	